August 3, 2007

Re:	Telecomunicações de São Paulo S.A. – Telesp Form 20-F for the year ended December 31, 2006 Filed April 16, 2007 File No. 001-14475

Mr. Larry Spirgel
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Dear Mr. Spirgel:

On behalf of Telecomunicações de São Paulo S.A. – Telesp, a Brazilian corporation (“Telesp”), please find attached as Attachment A Telesp’s response to the Staff’s comments included in its letter dated July 20, 2007 in connection with its review of Telesp’s Form 20-F for the year ended December 31, 2006 (“2006 20-F”).

Please do not hesitate to contact me at 212-450-6095 should you have any questions or comments regarding the foregoing.

Very truly yours

/s/ Andrés V. Gil
Andrés V. Gil

Attachment

cc w/att:	Mr. Antonio Carlos Valente da Silva
Mr. Gilmar Roberto Pereira Camurra
Mr. Cleuton Augusto Alves

Larry Spirgel
Telecomunicações de São Paulo S.A. – Telesp
August 3, 2007

ATTACHMENT A

TELECOMUNICAÇÕES DE SÃO PAULO S.A.

Form 20-F for Fiscal Year Ended December 31, 2006

Form 20-F for Fiscal Year Ended December 31, 2006

Note 39. Summary of the differences between BR CL and U.S. GAAP. Page F-49

y. Purchase accounting for the merger of Telefonica Data Brasil Holding S.A. (TDBH). Page F-58

1.
We note that you accounted for the acquisition of TDBH on July 28, 2006 as a merger of entities under common control for U.S. GAAP. It is unclear to us why you have not reflected the consolidation of the historical U.S. GAAP financial statements of this entity for all periods prior to the acquisition in your U.S. GAAP reconciliation. Refer to paragraphs D11 – D18 of Appendix D of SFAS 141 and revise your financial statements accordingly or advise.

In the process of preparing the financial statements for 2006, both under BR CL and U.S. GAAP, we considered the potential need to restate financial statements for prior years.

In this connection, we considered the information in the table below which is derived from the financial statements of Telesp and TDBH, in accordance with U.S. GAAP, eliminating all material transactions and balances between these companies.

	R$000			R$000			R$000
U.S. GAAP	December 31, 2006			December 31, 2005			December 31, 2004
	Telesp(1)	Telesp(2)%		Telesp(1)	Telesp(2)%		Telesp(1)	Telesp(2)%
Total Assets	18,523,807	18,523,807	0.0%	18,140,020	18,979,235	4.63%	19,159,464	20,032,884	4.56%
Net Operating Revenue	20,292,573	20,667,566	1.85%	19,870,405	20,477,699	3.06%	18,329,915	18,852,751	2.85%
Income Before Taxes	2,989,324	2,959,118	-1.01%	2,677,639	2,669,009	-0.32%	2,188,219	2,151,199	-1.69%

(1)   As reported in 20F
(2)     Includes TDBH for full year

Larry Spirgel
Telecomunicações de São Paulo S.A. – Telesp
August 3, 2007

Based on the information above, we concluded that TDBH’s net assets and results of operations from the periods presented are not material to Telesp taken as a whole. Consequently we did not restate Telesp’s historical financial statements under U.S. GAAP. The TDBH shares merged into Telesp represented 2.81% of Telesp’s capital after the merger, including minority interest.

We have also concluded that the decision not to consolidate TDBH’s financials for the periods presented does not materially affect, among other things, Telesp’s financial statements qualitatively because TDBH’s financials do not materially affect Telesp’s revenues or earnings trend, compliance with loan covenants or other contractual requirements or management compensation.

Please note that in note 2. Corporate Restructuring, on page F-12, we disclose the effects of the restructuring under BR CL for the previous years in our financial statements as being immaterial.

The table below provides information derived from the financial statements of Telesp and TDBH, in accordance with BR CL, eliminating all transactions and balances between these companies.

	R$000			R$000			R$000
BR CL	December 31, 2006			December 31, 2005			December 31, 2004
	Telesp(1)	Telesp(2)%		Telesp(1)	Telesp(2)%		Telesp(1)	Telesp(2)%
Total Asset	18,145,880	18,145,880	0.0%	17,759,732	18,636,765	4.94%	18,751,767	19,649,951	4.79%
Net Operating Revenue	14,643,021	14,917,481	1.87%	14,395,101	14,845,214	3.13%	13,308,630	13,697,130	2.92%
Income Before Taxes	3,924,258	3,936,921	0.32%	3,413,294	3,438,652	0.74%	2,905,220	2,875,318	-1.03%

(1)   As reported in 20F
(2)   Includes TDBH for full year

Net income reconciliation of the difference between U.S. GAAP and BR CL. Page F-60

Shareholders’ equity reconciliation of the difference between U.S. GAAP and BR CL. Page F-61

2.	Tell us whether there were any differences between U.S. GAAP and BR CL for the operations of TDBH after July 28, 2006 and how these were reflected in your U.S. GAAP reconciliations.

Larry Spirgel
Telecomunicações de São Paulo S.A. – Telesp
August 3, 2007

As described in our response to question 3 below, there were differences in the accounting treatment under U.S. GAAP and BR CL for certain of TDBH’s transactions prior to July 28, 2006. With the TDBH merger on July 28, 2006, all transactions occurring after that date were recorded directly on Telesp’s financial statements, because Telesp became the only reporting entity under both BR CL and U.S. GAAP (TDBH ceased to be such a reporting entity). Therefore, the differences between U.S. GAAP and BR CL regarding TDBH transactions were recorded in the appropriate line item reconciliation of BR CL to U.S. GAAP for Telesp. For example, we reported several reconciliation line items from TDBH, as follows: b) capitalized interest, b) depreciation of capitalized interest, c) pension and other post-retirement benefits y) merger of TDBH’s minority interest – purchase accounting, r) SFAS 133 adjustments – derivative instruments, r) derivative on purchase commitments, z) reversal of goodwill amortization recognized under BR CL – TDBH, z) intangible asset amortization, aa) donations and subsidies for investments – TDBH, f) deferred tax effects on above adjustments, ab) merged goodwill – Katalyx and Adquira (TDBH). All these adjustments were carried over at TDBH historical cost, except for effects of the purchase accounting of the TDBH minority resulting from the merger.

Consolidated statements of changes in shareholders’ equity in accordance with U.S. GAAP. Page F-62 a. Composition, page F-22

3.
Explain for us the nature of the following line items in your consolidated statements of changes in shareholders’ equity in accordance with U.S. GAAP and tell us how you determined these amounts: “Merger of Losses — TDBH” and “Recess right to the shareholders due to merger of TDBH — treasury shares.”

Merger of Losses — TDBH

Under BR CL and as described in “Note 2. Corporate Restructuring” on pages F-11 and F-12 of our 2006 20-F, TDBH’s net assets were merged with and into Telesp’s net assets.  In accordance with the terms of the merger, TDBH’s net assets as of December 31, 2005 (R$597,124) were combined with Telesp’s “Share Capital”, and TDBH’s 2006 results of operations through the merger date, in the amount of R$(41,476), were combined with Telesp’s “Retained Earnings”. These changes are set-forth on page F-8 in the Consolidated Statement of Changes in Shareholders’ Equity for the Year ended December 31, 2006, in accordance with BR CL.

Larry Spirgel
Telecomunicações de São Paulo S.A. – Telesp
August 3, 2007

Under U.S. GAAP, the line item “Merger of Losses – TDBH” corresponds to the accumulated losses of TDBH in 2006 through the merger date, in theamount of R$(41,476), plus the accumulated losses generated exclusively by differences between U.S. GAAP and BR CL from the beginning of its operations up to the effective date in the amount of R$(35,441), which totaled R$(76,917).  This line item, summed with the line item “Merger of Capital – TDBH” in amount of R$597,124 represents TDBH’s equity as of the effective date of the merger under US GAAP.

Recess right to the shareholders due to merger of TDBH — treasury shares (withdrawal rights pursuant to the merger)

Through the exchange of Telesp and TDBH shares that constituted the merger, TDBH shareholders received new shares issued by Telesp and in all cases the amount corresponding to fractional shares, which were purchased by Telesp for cash.

As a result, and as described in “Note 32.b Other Capital Reserves”, on page F-39 of our 2006 20-F, this line item in our consolidated statements of changes in shareholder’s equity under U.S. GAAP and BR CL represents the cost of Telesp’s acquisition of the total shares corresponding to TDBH’s shareholders’ fractional shares of Telesp that were attributed to TDBH’s shareholders as a result of the merger.

The acquisition of these shares occurred on October 3, 2006 through an auction on the São Paulo Stock Exchange (“Bovespa”). These shares will be maintained as treasury shares until future deliberations by the Company.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

COMPANY STATEMENT

On behalf of TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP, a Brazilian corporation (the “Company”), the undersigned hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its 2006 annual report filed on Form 20-F (the “filing”);

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           IN WITNESS WHEREOF, I have executed this acknowledgement of the Company on this 3rd day of August, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

By:	/s/ Antonio Carlos Valente da Silva
Name: Antonio Carlos Valente da Silva
Title: Chief Executive Officer

By:	/s/ Gilmar Roberto Pereira Camurra
Name: Gilmar Roberto Pereira Camurra
Title: Chief Financial Officer